Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

Great Panther Announces Completion of Share Consolidation

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated October 15, 2021, to its short form base shelf prospectus dated September 10, 2021.

Vancouver, BC, July 21, 2022 – Great Panther Mining Limited (TSX:GPR; NYSE-A:GPL) (“Great Panther” or the “Company”) announces that, further to its news release dated July 11, 2022, the Company’s common shares (“Common Shares”) have been consolidated at a ratio of 10 pre-consolidation Common Shares to one post-consolidation Common Share (the “Consolidation”). The Common Shares will begin trading on a post-Consolidation basis on the Toronto Stock Exchange and NYSE American at market open on July 25, 2022.

As a result of the Consolidation, the Company now has 47,137,066 Common Shares issued and outstanding. All outstanding incentive stock options granted pursuant to the Company's Amended and Restated Omnibus Incentive Plan (the "Omnibus Incentive Plan") will be adjusted in accordance with their terms to increase their exercise price by a factor of 10 and to reduce the number of Common Shares issued upon exercise by dividing by 10. Appropriate adjustments to reflect the Consolidation will also be made to outstanding deferred share units, restricted share units and performance share units granted pursuant to the Omnibus Incentive Plan.

ABOUT GREAT PANTHER

Great Panther is a growth-oriented precious metals producer focused on the Americas. The Company owns a portfolio of assets in Brazil, Mexico and Peru that includes three gold and silver mines, an advanced development project and a large land package with district-scale potential. Great Panther is focused on creating long-term stakeholder value through safe and sustainable production, reinvesting into exploration and pursuing acquisition opportunities to complement its existing portfolio. Great Panther trades on the Toronto Stock Exchange trading under the symbol GPR and on the NYSE American under the symbol GPL.

For more information, please contact:

Fiona Grant Leydier

Vice President, Investor Relations

T : +1 604 638 8956

TF : 1 888 355 1766

E : fgrant@greatpanther.com

W : www.greatpanther.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include, but are not limited to, the anticipated trading date of the post-Consolidation Common Shares on the Toronto Stock Exchange and the NYSE American, and the Company's growth orientation and focus on creating long-term stakeholder value through safe and sustainable production, reinvesting into exploration and pursuing acquisition opportunities to complement its existing portfolio.

These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory risks and uncertainties, including risks relating to the Company's ability to complete the Consolidation as anticipated, and those described in respect of Great Panther in its most recent annual information form and management's discussion and analysis filed with the Canadian Securities Administrators and available at www.sedar.com and its most recent annual report on Form 40-F and management's discussion and analysis on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that these forward-looking statements will prove accurate or that actual results will not vary materially from these forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	2